1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 26, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTERESTS IN
FIVE ALUMINUM FABRICATION PLANTS
AND
ONE PRIMARY ALUMINUM PRODUCTION PLANT

Independent financial adviser to the Independent Board Committee and Independent Shareholders

(A wholly owned subsidiary of Bank of Communications Co., Ltd.)

A letter from the board of the directors of Aluminum Corporation of China Limited (the "Company") is set out on pages 1 to 12 of this circular. A letter from the independent board committee of the Company is set out on pages 13 to 14 of this circular. A letter from BOCOM International (Asia) Limited containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 15 to 29 of this circular.

A notice convening an extraordinary general meeting ("EGM") of the Company to be held at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, on Friday, 9 May 2008 at 10:00 a.m. is set out on pages 37 to 39 of this circular.

A reply slip and a form of proxy for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the EGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Friday, 18 April 2008. Shareholders who intend to appoint a proxy to attend the EGM shall complete and return the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

25 March 2008

* For identification purpose only.

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition Agreement"

the equity transfer agreement to be entered into between the Company and Chinalco for the transfer of the Target Equity Interests as a whole from Chinalco to the Company, if the Company is successful in its bidding for the Target Equity Interests at China Beijing Equity Exchange

"Chinalco"	Aluminum Corporation of China, a state-owned enterprise established in the PRC and a substantial shareholder of the Company

"Company"	Aluminum Corporation of China Limited

"connected person"	shall have the meaning ascribed to it under the Listing Rules

"Directors"	the directors of the Company

"EGM"

the extraordinary general meeting of the Company to consider and if thought fit, approve the proposed bidding by the Company for the Target Equity Interests and if successful in the bidding, the signing of the agreement for the acquisition of the Target Equity Interests

"Group"	the Company and its subsidiaries

"HK$"	Hong Kong Dollars, the lawful currency in Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Independent Board	the independent board committee of the Board, comprising Mr. Poon

Committee"	Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan for the purpose of advising the Independent Shareholders in respect of the transaction contemplated under the Acquisition Agreement

"Independent Shareholders"	the shareholders of the Company other than Chinalco and its associates

"Latest Practicable Date"	20 March 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

"PRC"	the People's Republic of China

- ii -

DEFINITIONS

"RMB"	Renminbi, the lawful currency of the PRC

"Shareholders"	means the holders of domestic shares and holders of H shares of the Company

"Target Companies"	collectively,

(1)	(Chinese Character) Aluminum Company Limited (Huaxi Aluminum);

(2)	(Chinese Character) Chinalco Ruimin Co., Ltd. (Chinalco Ruimin);

(3)	(Chinese Character) Chinalco Southwest Aluminum Co., Ltd (Chinalco SWA Co., Ltd.);

(4)	(Chinese Character) Chinalco Southwest Aluminum Cold Rolling Company Limited (CSWA Cold Rolling Co., Ltd.);

(5)	(Chinese Character) (Henan Aluminum); and

(6)	(Chinese Character) Lanzhou Liancheng Longxing Aluminum Company Limited (Longxing Aluminum)

"Target Equity Interests"	collectively,

(1)	56.86% equity interest in Huaxi Aluminum;

(2)	75% equity interest in Chinalco Ruimin;

(3)	60% equity interest in Chinalco SWA Co., Ltd.;

(4)	100% equity interest in CSWA Cold Rolling Co., Ltd;

(5)	84.02% equity interest in Henan Aluminum; and

(6)	100% equity interest in Longxing Aluminum

"Transfer"	the transfer of the respective Target Equity Interests in the Target Companies from Chinalco to the Company

"%"	per cent.

Note :	In this circular, the exchange rate of RMB1.00 to HKD1.068 has been used for conversion into the relevant currency for indication only.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Poon Yiu Kin, Samuel	Beijing
Mr. Kang Yi	The People's Republic of China
Mr. Zhang Zhuoyuan	Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

25 March 2008

To the Shareholders:

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTERESTS IN
FIVE ALUMINUM FABRICATION PLANTS
AND
ONE PRIMARY ALUMINUM PRODUCTION PLANT

INTRODUCTION

Reference is made to the announcement of the Company dated 17 March 2008 by which the Board announces that the Company will bid in an open tender process at China Beijing Equity Exchange for the transfer of the respective Target Equity Interests in the Target Companies from Chinalco. By reason of the tender conditions, the Board considers that the Company will have a good chance of success in the open tender process. The total consideration for the Transfer will not exceed RMB4,180 million (or approximately HK$4,460 million). If the Company is successful in the bidding, the Acquisition Agreement will be entered into between the Company and Chinalco. The Company expects to pay the purchase price out of its internal resources.

* For identification purpose only.

- 1 -

LETTER FROM THE BOARD

As some of the applicable percentage ratios for the Transfer exceed 5% but are less than 25%, and if the Company is successful in the bidding, the Transfer will constitute a discloseable transaction for the Company under the Hong Kong Listing Rules. Further, as Chinalco is the controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company, the Transfer will also constitute a connected transaction for the Company under the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements and approval of the Independent Shareholders requirements at the EGM. Chinalco and its associates will abstain from voting in respect of the resolution for approval of the Transfer at the EGM.

The Independent Board Committee has been established to advise the Independent Shareholders in relation to the transaction contemplated under the Acquisition Agreement and an independent financial advisor has been appointed to advise the independent board committee and the Independent Shareholders in this regard.

The purposes of this circular are

(i)	to provide you with further details of the proposed Transfer; and

(ii)

to set out the letter of advice from BOCOM International (Asia) Limited to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee on the Transfer as advised by BOCOM International (Asia) Limited.

THE TRANSFER THROUGH CHINA BEIJING EQUITY EXCHANGE

Transferor:	Chinalco, the controlling shareholder of the Company

The proposed Transferee:	The Company

The Company will bid in an open tender process at China Beijing Equity Exchange for the transfer of the respective Target Equity Interests in the Target Companies from Chinalco. By reason of the tender conditions, the Board considers that the Company will have a good chance of success in the open tender process. The proposed selling price for the Target Equity Interests as determined by Chinalco is RMB4,180 million (or approximately HK$4,460 million). The Directors have decided to bid at the selling price of RMB4,180 million (or approximately HK$4,460 million) proposed by Chinalco. The Company has assessed the selling price with reference to (i) the aggregate net asset value attributable to the respective Target Equity Interests in the Target Companies based on their respective unaudited accounts of the five aluminum fabrication plants and the audited accounts of Longxing Aluminum, the primary aluminum plant as at November 2007; and (ii) the current and future earnings and business potential of the Target Companies, provided that the final purchase price shall not exceed RMB4,180 million (or approximately HK$4,460 million). If the Company is successful in the bidding, the final consideration will be determined by the bidding result and the Acquisition Agreement will be entered into between Chinalco and the Company for the transfer of the respective Target Equity Interests in the Target Companies to the Company. The Company expects to pay the purchase price out of its internal resources.

- 2 -

LETTER FROM THE BOARD

THE TERMS OF THE PROPOSED ACQUISITION AGREEMENT

If the Company is successful in bidding the Target Equity Interests, the Company will enter into the Acquisition Agreement with Chinalco and will purchase from Chinalco the Target Equity Interests as a whole. The major terms of the Acquisition Agreement will be as follows:

1.	Consideration:

The selling price proposed by Chinalco is RMB4,180 million. The Directors have decided to bid at the selling price of RMB4,180 million (or approximately HK$4,460 million) proposed by Chinalco and have assessed the bidding price based on (i) the aggregate net asset value attributable to the respective Target Equity Interests in the Target Companies based on their respective unaudited accounts of the five aluminum fabrication plants and the audited accounts of Longxing Aluminum, the primary aluminum plant as at November 2007; and (ii) the current and future earnings and business potential of the Target Companies.

2.	Conditions Precedent

The Transfer will be effective subject to satisfaction of the following conditions:

(a)	the due execution of the Acquisition Agreement by the parties;

(b)	the due filing of the valuation report of the Target Equity Interests by Chinalco;

(c)	the consent by the joint venture part(ies) in each of the Target Companies not to exercise their respective pre-emptive rights;

(d)	the Company having obtained the approval by its independent Shareholders to the Transfer and the transactions under the Acquisition Agreement; and

(e)	final confirmation that the Company is the transferee of the Target Equity Interests through successful bidding in China Beijing Equity Exchange.

3.	Completion

The parties shall jointly endeavour to complete the procedures for the change of shareholders' registration and amend the articles of association of each of Target Companies within 30 days from the effective date of the Acquisition Agreement.

4.	Payment

Payment of the purchase price shall be made within 5 working days from the effective date of the Acquisition Agreement.

- 3 -

LETTER FROM THE BOARD

TENDER PROCESS AT CHINA BEIJING EQUITY EXCHANGE

A summary of the tender process at China Beijing Equity Exchange is as follows:

(a)

Chinalco will specify the proposed selling price and the preferential terms of the sale. Such preferential terms require, among other things, that the bidder must be a PRC or overseas listed company with a specified credit rating by an approved credit rating agent and has entered into an agreement with Chinalco with regard to the employees of the Target Companies.

(b)	China Beijing Equity Exchange will specify a date upon which the Target Equity Interests will be openly available for tender.

(c)

Upon the obtaining of the Independent Shareholders' approval at the EGM in relation to the proposed Transfer, the Company will then submit the bidding application to China Beijing Equity Exchange to bid for the Target Equity Interests in the Target Companies from Chinalco. When submitting the tender offer, the Company has to pay RMB500 million as deposit and evidence of its financial ability by submitting credit proof of RMB4,180 million to China Beijing Equity Exchange.

(d)

After the expiration of the period for Chinalco to list the relevant open tender on China Beijing Equity Exchange (i.e. 13 May 2008), China Beijing Equity Exchange will notify the Company as to whether it has succeeded in the bidding.

(e)	Within 10 working days of the confirmation of the successful bidding by the Company, the Company will enter into the Acquisition Agreement with Chinalco and will pay the purchase price to Chinalco.

China Beijing Equity Exchange is responsible for administering the tender process (including the selection and the finalization of the successful bidder).

The open tender has been announced by China Beijing Equity Exchange. It is the intention of the Company to submit the bidding application to China Beijing Equity Exchange upon the obtaining of the Independent Shareholders' approval at the EGM in relation to the proposed Transfer. As at the Latest Practicable Date, the relevant open tender is still listed on the China Beijing Equity Exchange for the acceptance of bidding applications and such period will expire on 13 May 2008. Further announcement will be made by the Company upon the announcement of the bidding result by China Beijing Equity Exchange.

Based on the above, the Acquisition Agreement will be entered into by the relevant parties within 10 working days once China Beijing Equity Exchange can confirm with the Company that it has succeeded in the bidding. The Company will pay RMB500 million as deposit of the proposed Transfer to China Beijing Equity Exchange accordingly. As the bidding of the Target Equity Interests is subject to Independent Shareholders' approval, such approval has to be obtained by the Company at the EGM before the Company can enter into the Acquisition Agreement. The Company has applied for a waiver from strict compliance with Rule 14.34 of the Listing Rules in this regard.

The Directors are of the view that (i) this circular provides sufficient information for the shareholders of the Company to make informed decision; and (ii) the Company is able to comply with the requirements under Rule 2.13 of the Listing Rules despite the fact that the date of the Acquisition Agreement is not able to be disclosed in this circular.

- 4 -

LETTER FROM THE BOARD

INFORMATION OF THE TARGET COMPANIES

The Target Companies

The Target Companies comprise five aluminum fabrication plants and one primary aluminum plant. The Target Equity Interests to be bid for by the Company are as follows:

Percentage held (directly and
indirectly) by Chinalco and
Aluminum fabrication plants	to be bid for by the Company

Huaxi Aluminum	56.86%
Chinalco Ruimin	75%
CSWA Cold Rolling Co., Ltd. (under construction)	100%
Chinalco SW Aluminum	60%
Henan Aluminum	84.02%

Primary Aluminum Plant
Longxing Aluminum	100%

The Five Aluminum Fabrication Plants

Huaxi Aluminum Company Limited (Chinese Character) ("Huaxi Aluminum")

Huaxi Aluminum is a limited liability company established in the PRC on 11 July 2001. It is located in Siuchuan province and is principally engaged in the production and sales of aluminum products and sales of aluminum. The annual aluminum fabrication capacity of Huaxi Aluminum is 16,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Huaxi Aluminum was approximately 14,600 tonnes. Chinalco has a 56.86% equity interest in Huaxi Aluminum and the remaining 43.14% is held by China Cinda Asset Management Corporation, which currently holds approximately 6.66% of the issued share capital of the Company.

The following table sets out the unaudited net asset value of Huaxi Aluminum as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net asset	Audited net profit	Audited net profit
value as at	before taxation	after taxation
30 November 2007	2005	2006	2005	2006
RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)

465.24	18.44	21.04	18.44	20.41

- 5 -

LETTER FROM THE BOARD

Chinalco Ruimin Co., Ltd. (Chinese Character) ("Chinalco Ruimin")

Chinalco Ruimin is a limited liability company established in the PRC on 16 October 1992. It is located in Fuijian province and is principally engaged in the fabrication of aluminum, magnesium and other alloys and external trade. The annual aluminum fabrication capacity of Chinalco Ruimin is 120,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Chinalco Ruimin was approximately 79,600 tonnes. Chinalco has a 75% equity interest in Huaxi Aluminum and the remaining 25% is held by Fujian Nanping Aluminum Company Limited, an independent third party not connected with the Company or any of its Directors.

The following table sets out the unaudited net asset value of Chinalco Ruimin as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net asset	Audited net profit	Audited net profit
value as at	before taxation	after taxation
30 November 2007	2005	2006	2005	2006
RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)

463.18	11.22	22.09	11.19	22.09

Chinalco Southwest Aluminum Cold Rolling Company Limited (Chinese Character) ("CSWA Cold Rolling Co., Ltd.")

CSWA Cold Rolling Co., Ltd. is a limited liability company established in the PRC on 28 March 2006. As the company was established in 2006, the factory premises are still under construction. It is located in Chongqing City and, upon completion of the construction, will be principally engaged in the fabrication of aluminum and aluminum alloy. The total aluminum fabrication capacity of CSWA Cold Rolling Co., Ltd. is expected to be 250,000 tonnes. CSWA Cold Rolling Co., Ltd. is wholly-owned by Chinalco. If the Company is successful in the bidding, the Company will be responsible for an amount equals to 37% (equivalent to approximately RMB474 million) of the total development cost of CSWA Cold Rolling Co., Ltd.

The following table sets out the unaudited net asset value of CSWA Cold Rolling Co., Ltd. as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net asset	Audited net profit	Audited net profit
value as at	before taxation (Note)	after taxation (Note)
30 November 2007	2005	2006	2005	2006
RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)

50.00	N/A	N/A	N/A	N/A

Note :	CSWA Cold Rolling Co., Ltd has not commenced any operation.

- 6 -

LETTER FROM THE BOARD

Chinalco Southwest Aluminum Co., Ltd (Chinese Character) ("Chinalco SW Aluminum")

Chinalco SW Aluminum is a limited liability company established in the PRC on 16 September 2004. It is located in Chongqing City and is principally engaged in metal fabrication. The annual aluminum fabrication capacity of Chinalco SW Aluminum is 350,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Chinalco SW Aluminum was approximately 142,500 tonnes. Chinalco SW Aluminum is owned as to 60% by Chinalco and 40% by Southwest Aluminum (Group) Company Limited, an independent third party not connected with the Company or any of its Directors.

The following table sets out the unaudited net asset value of Chinalco SW Aluminum as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net asset	Audited net profit	Audited net profit
value as at	before taxation	after taxation
30 November 2007	2005	2006	2005	2006
RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)

695.13	7.29	50.09	7.29	50.09

Chinalco Henan Aluminum Company Limited (Chinese Character) ("Henan Aluminum")

Henan Aluminum is a limited liability company established in the PRC on 12 August 2005. It is located in Luoyang City, Henan province and is principally engaged in production and sales of aluminum and aluminum fabrication. The annual aluminum fabrication capacity of Henan Aluminum is 355,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Henan Aluminum was approximately 128,000 tonnes. Henan Aluminum is owned, directly and indirectly, as to 84.02% by Chinalco and as to 10.54% by Luoyang City Economic Investment Co., Ltd, 4.37% by Yichuan Power Group Controlling Company and 1.07% by Luoyang Xinan Power Group Co., Ltd., who are all independent third parties not connected with the Company or its Directors.

The following table sets out the unaudited net asset value of Henan Aluminum as at 30 November 2007 and its audited net loss/profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net asset	Audited net loss/profit	Audited net loss/profit
value as at	before taxation	after taxation
30 November 2007	2005	2006	2005	2006
RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)

785.27	(4.28)	3.96	(2.26)	9.10

- 7 -

LETTER FROM THE BOARD

Table showing the aluminum fabrication capacities of each of the aluminum fabrication plants of the Target Companies:

Aluminum Fabrication Plants	Annual Production Capacity
(tonnes)

Huaxi Aluminum	16,000
Chinalco Ruimin	120,000
CSWA Cold Rolling Co., Ltd. (under construction)	250,000
Chinalco SW Aluminum	350,000
Henan Aluminum	355,000

The Primary Aluminum Plant

Lanzhou Liancheng Longxing Aluminum Company Limited (Chinese Character) ("Longxing Aluminum")

Longxing Aluminum is a limited liability company established in the PRC on 12 November 2007 upon the reorganization of Lanzhou Liancheng Aluminum Company Limited ("Liancheng Aluminum") (the "reorganization"). Upon the establishment of Longxing Aluminum, substantially all of the core assets of Liancheng Aluminum Company Limited were transferred into Longxing Aluminum. Longxing Aluminum is located in Gansu province and is principally engaged in production and sales of primary aluminum ingots, aluminum products and carbon products. The annual primary aluminum production capacity of Longxing Aluminum is 232,000 tonnes of primary aluminum and 150,000 tonnes of carbon products. Longxing Aluminum is wholly-owned by Chinalco.

The following table sets out the audited net asset value of Longxing Aluminum as at 30 November 2007 and its audited net loss/profit before and after taxation of Liancheng Aluminum for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Audited net asset	Audited net loss/profit	Audited net loss/profit
value as at	before taxation	after taxation
30 November 2007	2005	2006	2005	2006
RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)

1,708.06#	(96.36)	318.23	(56.21)	235.40

*	Audited net asset value before the reorganization was RMB1,708.06 millions.

*	Audited net asset value after the reorganization was RMB1,377.21 millions.

Both Henan Aluminum and Longxing Aluminum were not at their optimum performance due to the reason that both entities were unable to gain access to the raw material at a lower cost. The Directors are of the view that the proposed Transfer would lead to improvement in the production chain of the Company and both Henan Aluminum and Longxing Aluminum would be able to strengthen their respective positions as a result of the Transfer.

- 8 -

LETTER FROM THE BOARD

Table showing the original purchase price of the Target Companies incurred by Chinalco.

Aluminum fabrication plants	Original purchase price incurred by Chinalco

Huaxi Aluminum	RMB236 million

Chinalco Ruimin	RMB340 million

CSWA Cold Rolling Co., Ltd.	NIL (Established by Chinalco)
(under construction)

Chinalco SW Aluminum	NIL (Co-established by Chinalco (60%) and
Southwest Aluminum (Group) Co., Ltd (40% equity interest))

Henan Aluminum NIL(Co	established by Chinalco (84.02%),
Luoyang City Economic Investment Co., Ltd, (10.54%),
Yichuan Power Group Controlling Company (4.37%) and
Luoyang Xinan Power Group Co., Ltd (1.07%))

Primary Aluminum Plant

Longxing Aluminum NIL (State	owned enterprise and
subsequently transferred to Chinalco at nil consideration)

The Target Companies

According to the PRC accounting standards, the combined total net asset value of the Target Companies was approximately RMB4,167 million as at 30 November 2007. The following table sets out the combined total net asset value of the Target Companies as at 30 November 2007, and the combined total net profits of the Target Companies before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Combined net asset	Combined net profits	Combined net profits
value as at	before taxation (Note 2)	after taxation (Note 3 )
	30.11.2007 (Note 1)	2005	2006	2005	2006
	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)	RMB (millions)

Target Companies	4,167#	(63.69)	415.41	(21.55)	337.10

*	Combined net asset value before the reorganization was RMB4,167 millions.

*	Combined net asset value after the reorganization was RMB3,836 millions.

- 9 -

LETTER FROM THE BOARD

Notes:

1.

The combined net asset value of the Target Companies was calculated based on the respective unaudited balance sheets of Huaxi Aluminum, Chinalco Ruimin, CSWA Cold Rolling Co., Ltd., Chinalco SW Aluminum and Henan Aluminum and the audited balance sheet of Longxing Aluminum as at 30 November 2007.

2.

The combined net profits before taxation of the Target Companies was calculated based on the respective audited accounts of Huaxi Aluminum, Chinalco Ruimin, Chinalco SW Aluminum, Henan Aluminum and audited accounts of Liancheng Aluminum (which was reorganized into Longxing Aluminum on 12 November 2007) for the 2 years ended 31 December 2006. CSWA Cold Rolling Co., Ltd is currently under construction and no profit contribution from CSWA Cold Rolling Co., Ltd has been included in the calculation of the combined net profits of the Target Companies.

3.

The combined net profits after taxation of the Target Companies was calculated based on the respective audited accounts of Huaxi Aluminum, Chinalco Ruimin, Chinalco SW Aluminum, Henan Aluminum and audited accounts of Liancheng Aluminum (which was subsequently reorganized into Longxing Aluminum on 12 November 2007) for the 2 years ended 31 December 2006. CSWA Cold Rolling Co., Ltd is currently under construction and no profit contribution from CSWA Cold Rolling Co., Ltd.. has been included in the calculation of the combined net profits of the Target Companies.

It is the intention of the Company to maintain the existing operations of the Target Companies after the Transfer.

The Company

The Company is the largest producer of alumina and primary aluminum in the PRC. The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina and primary aluminum.

Chinalco

Chinalco is a state-owned enterprise established in the PRC and is a substantial shareholder of the Company. The principal business activities of Chinalco mainly include aluminum fabrication, copper fabrication and manufacturing of aluminum.

FINANCIAL EFFECT OF THE TRANSFER

Upon completion of the Transfer, the Target Companies will become subsidiaries of the Company. The assets and liabilities and financial results of the Target Companies will be consolidated in the next consolidated accounts of the Group. As a result, there will be increase in both assets and liabilities of the Group after completion of the Transfer and it is expected that the Transfer will have positive effect on the earnings of the Group. On the assets side, the Group's overall consolidated assets will be mainly increased by the consolidation of capital reserve and construction in progress (in an aggregate amount of approximately RMB11.8 billion) upon completion of the Transfer. On the liabilities side, the Group's overall consolidated liabilities will be mainly increased by the consolidation of bank loans and accounts payable (in an aggregate amount of approximately RMB8 billion) upon completion of the Transfer.

- 10 -

LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE TRANSFER

The reasons and benefits of the Transfer are:

1.

Although alumina and primary production accounted for a substantial portion of the production of the Company, the industry chain of the Company is not very complete. From the point of view of the aluminum industry, aluminum fabrication is an important high value added part in the production chain. As the aluminum fabrication is only second to iron and steel in the fabrication industry, there is a big potential market for future development of aluminum fabrication in the PRC. The Directors believe that investment in aluminum fabrication meets with the development strategy of the Company.

2.

Acquisition of the Target Companies will improve the production chain of the Company and reduce the exposure of the Company to risks as well as laying the foundation for future development of the Company.

3.

Upon completion of the acquisition of the Target Equity Interests through the proposed Transfer, the Company would have acquired most of the aluminum fabrication business of Chinalco and upon centralization of the management of the aluminum fabrication business under the Company, this will reduce the competition as well as connected transactions between the Company and Chinalco and are advantageous to the strategic integration of aluminum fabrication business into the Company.

4.	The acquisition will enable the Company to optimize its allocation of its raw materials, product position, waste recycle through centralized resources management.

5.

Acquisition of Longxing Aluminum will reduce the competition between the Company and Chinalco and further strengthen the primary aluminum production capacity of the Company. The acquisition of Longxing Aluminum would also help to develop the local economy of the region where Longxing Aluminum is located.

The Directors, including the independent non-executive Directors, are of the view that the Agreement and the transactions contemplated thereunder are on normal commercial terms and such terms are fair and reasonable and in the interests of the Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As some of the applicable percentage ratios for the Transfer exceed 5% but are less than 25%, and if the Company is successful in the bidding, the Transfer (if implemented) will constitute a discloseable transaction for the Company under the Hong Kong Listing Rules. As Chinalco is the controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company, the Transfer will also constitute a connected transaction for the Company under the Hong Kong Listing Rules and will be subject to the reporting and announcement requirements and approval of the Independent Shareholders at the EGM. The EGM will be convened for the Independent Shareholders to consider and, if appropriate, approve the bidding by the Company of the Target Equity Interests at China Beijing Equity Exchange and if the bidding is successful, the entering into of the Acquisition Agreement in respect of the Target Equity Interests between the Company and Chinalco. The proposed duration of the authorization is 12 months from the date of submission of the bidding application by the Company.

- 11 -

LETTER FROM THE BOARD

Votes for all resolutions in the EGM shall be taken by way of poll. Chinalco, being the controlling shareholder of the Company is interested in the Transfer, and its associates will abstain from voting in respect of the resolution for approval of the Transfer at the EGM. Save for Chinalco and its associates, no Shareholder has any interest in the Transfer.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee comprising all the independent non-executive directors of the Company has been established to advise the Independent Shareholders regarding the Transfer. An independent financial advisor has also been appointed to advise the Independent Board Committee and the Independent Shareholders regarding the Transfer.

RECOMMENDATION

The Directors are of the view that (i) the bidding by the Company of the Target Equity Interests at China Beijing Equity Exchange; and (ii) if the bidding is successful, the entering into of the Acquisition Agreement, the terms and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

The Independent Board Committee, having taken into account the advice of BOCOM International (Asia) Limited, considers that (i) the bidding by the Company of the Target Equity Interests at China Beijing Equity Exchange; and (ii) if the bidding is successful, the entering into of the Acquisition Agreement, the terms and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM to approve (i) the bidding by the company of the Target Equity Interests at China Beijing Equity Exchange and (ii) if the bidding is successful, the entering into of the Acquisition Agreement the terms and the transactions contemplated thereunder. The full text of the letters from the Independent Board Committee are set out on pages 15 to 29 of this circular.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

- 12 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

25 March 2008

To the Independent Shareholders

Dear Sir or Madam,

We refer to the circular dated 25 March 2008 despatched to the Shareholders (the "Circular"), of which this letter forms a part. Unless the context requires otherwise, terms and expressions defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on whether (i) the bidding by the Company of the Target Equity Interests at China Beijing Equity Exchange; and (ii) if the bidding is successful, the entering into of the Acquisition Agreement, the terms and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole. BOCOM International (Asia) Limited has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the bidding by the Company of the Target Equity Interests at China Beijing Equity Exchange; and (ii) if the bidding is successful, the entering into of the Acquisition Agreement, the terms and the transactions contemplated thereunder.

We wish to draw your attention to the letter from the Board set out on pages 1 to 12 of the Circular and the letter from BOCOM International (Asia) Limited set out on pages 15 to 29 of the Circular.

* For identification purpose only.

- 13 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the advice given by BOCOM International (Asia) Limited, we are of the opinion that (i) the bidding by the Company of the Target Equity Interests at China Beijing Equity Exchange and (ii) if the bidding is successful, the entering into of the Acquisition Agreement, the terms and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Poon Yiu Kin, Samuel, Kang Yi, Zhang Zhuoyuan
Independent non-executive Directors

- 14 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

The following is the text of a letter from BOCOM International (Asia) Limited to the Independent Shareholders and the Independent Board Committee prepared for the purpose of incorporation in this circular:

25 March 2008

To the Independent Shareholders and the Independent Board Committee of
Aluminum Corporation of China Limited

Dear Sir/Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTERESTS IN FIVE ALUMINUM FABRICATION
PLANTS AND ONE PRIMARY ALUMINUM PRODUCTION PLANT

INTRODUCTION

We refer to the appointment by the Company to advise you in respect of the Acquisition Agreement to be entered into between the Company and Chinalco if the Company is successful in the bidding. Details of the Transfer and the terms of the Acquisition Agreement are set out in a circular issued by the Company to its Shareholders dated 25 March 2008 (the "Circular"), of which this letter forms part. Capitalized terms used in this letter shall have the same meanings ascribed to them in the Circular unless the context herein otherwise requires.

As referred to in the Letter from the Board as set out on pages 1 to 12 of the Circular, the Company (as the transferee) will bid in an open tender process at China Beijing Equity Exchange for the transfer of the respective Target Equity Interests in the Target Companies from Chinalco (as the transferor). By reason of the tender conditions, the Board considers that the Company will have a good chance of success in the open tender process. If the Company is successful in the bidding, the Company expects to pay the Target Equity Interests for a consideration of RMB4,180 million (equivalent to approximately HK$4,460 million). If the Company is successful in the bidding, the Company will acquire from Chinalco the Target Equity Interests as a whole. Details of the Transfer and the Target Companies have been set out in the Letter from the Board and the paragraphs headed "Background of the Target Companies" in this letter.

- 15 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

Chinalco is a controlling shareholder and a connected person of the Company holding directly and indirectly approximately 41.78% of the issued share capital of the Company respectively. If the Company is successful in bidding, the Transfer will constitute a connected transaction for the Company under Chapter 14A of the Hong Kong Listing Rules. As the results of at least one of the size tests are more than 5%, the Transfer will also constitute a discloseable transaction for the Company under Chapter 14 of the Hong Kong Listing Rules. As such, the Transfer will be subject to the reporting and announcement requirements and the approval of Independent Shareholders requirements at the EGM. Chinalco and its associates are required to abstain from voting at the EGM on the resolution approving the Transfer at the EGM.

The Independent Board Committee comprising Messrs Poon Yiu Kin, Samuel, Kang Yi and Zhang Zhuoyuan, being independent non-executive Directors, has been established by the Board to advise the Independent Shareholders on whether, if the Company is successful in the bidding, the terms of the Acquisition Agreement and the transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole and how the Independent Shareholders should vote in respect of the Acquisition Agreement and the transactions contemplated thereunder. We, BOCOM International (Asia) Limited, have been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have relied on the accuracy of the information and representations contained in the Circular which have been provided to us by the Directors and which the Directors consider to be complete and relevant. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible, were true, accurate and complete in all material respects at the time they were made and continued to be so as at the date of EGM. We have also assumed that all statement of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular. We consider that we have received sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We have no reason to suspect that any material information has been withheld by the management of the Company or by the Directors. We have not, however, carried out any independent verification of the information provided to us by the Directors, nor have we conducted an independent investigation into the affairs and the business and financial position and future prospects of the Group and the Target Companies. Our opinion is based on the information and representations available to us as of the letter this letter. We have no obligation to update our opinion and recommendation to take into account circumstances and event occurring after the date of this letter. As a result, circumstances and events could occur prior to the completion of the Transfer that, if known to us as the time we render our opinion and recommendation, would have altered our opinion and recommendation.

- 16 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation in relation to the Transfer, we have taken into consideration the following principal factors and reasons:

1.	Background of and reasons for the Transfer

Business overview of the Company

The Company is a joint stock limited company established in the People's Republic of China (the "PRC") in September 2001 and the H Shares of which were listed on the main board of the Hong Kong Stock Exchange in December 2001. The Company is the largest producer of alumina and primary aluminum in the PRC. The business scope of the Company includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina and primary aluminum.

Subsequent to the listing of the H Shares, the Company's A Shares were listed on the Shanghai Stock Exchange in April 2007. As stated in the prospectus of the Company (the "A Share Prospectus") dated 19 April 2007 for its A shares offering in the PRC, Chinalco had signed undertakings with the Company in November 2005 and April 2007, pursuant to which the Company has undertaken to Chinalco to acquire its primary aluminum fabrication business and primary aluminum businesses when the market is mature and under favourable circumstances.

Background of the Target Companies

The Target Companies comprise five aluminum fabrication plants and one primary aluminum plant. The Target Equity Interests to be bid for by the Company are as follows:

Percentage held by
Chinalco and to be bid
Aluminum fabrication plants	for by the Company

Huaxi Aluminum	56.86%
Chinalco Ruimin	75%
CSWA Cold Rolling Co., Ltd. (under construction)	100%
Chinalco SW Aluminum	60%
Henan Aluminum	84.02%

Primary aluminum plant
Longxing Aluminum	100%

- 17 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

The Five Aluminum Fabrication Plants

Huaxi Aluminum Company Limited (Chinese Character) ("Huaxi Aluminum")

Huaxi Aluminum is a limited liability company established in the PRC on 11 July 2001. It is located in Sichuan province and principally engaged in the production and sales of aluminum products and sales of aluminum. The annual aluminum fabrication capacity of Huaxi Aluminum is approximately 16,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Huaxi Aluminum was approximately 14,600 tonnes. Chinalco has a 56.86% equity interest in Huaxi Aluminum and the remaining 43.14% is held by China Cinda Asset Management Corporation, which is holding approximately 6.66% of the issued share capital of the Company.

The following table sets out the unaudited net asset value of Huaxi Aluminum as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net	Audited net profit	Audited net profit
asset value as at	before taxation	after taxation
30 November	31 December	31 December	31 December	31 December
2007	2006	2005	2006	2005
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

465.24	21.04	18.44	20.41	18.44

Chinalco Ruimin Co., Ltd. (Chinese Character) ("Chinalco Ruimin")

Chinalco Ruimin is a limited liability company established in the PRC on 16 October 1992. It is located in Fujian province and is principally engaged in the fabrication of aluminum, magnesium and other alloys and external trade. The annual aluminum fabrication capacity of Chinalco Ruimin is approximately 120,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Chinalco Ruimin was approximately 79,200 tonnes. Chinalco has a 75% equity interest in Chinalco Ruimin and the remaining 25% is held by Fujian Nanping Aluminum Company Limited, an independent third party not connected with the Company or any of its Directors.

- 18 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

The following table sets out the unaudited net asset value of Chinalco Ruimin as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net	Audited net profit	Audited net profit
asset value as at	before taxation	after taxation
30 November	31 December	31 December	31 December	31 December
2007	2006	2005	2006	2005
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

463.18	22.09	11.22	22.09	11.19

Chinalco Southwest Aluminum Cold Rolling Company Limited (Chinese Character) ("CSWA Cold Rolling Co., Ltd.")

CSWA Cold Rolling Co., Ltd. is a limited liability company established in the PRC on 28 March 2006. As the company was established in 2006, the factory premises are still under construction. As advised by the Company, the factory premises of CSWA Cold Rolling Co., Ltd. are in the final stage of construction and expected to commence operation by the end of 2008. It is located in Chongqing City and upon completion of the construction, will be principally engaged in the fabrication of aluminum and aluminum alloy. The total aluminum fabrication capacity of CSWA Cold Rolling Co., Ltd. is expected to be approximately 250,000 tonnes. CSWA Cold Rolling Co., Ltd. is wholly-owned by Chinalco. If successful in the bidding, the Company will be responsible for an amount equals to approximately 37% (equivalent to approximately RMB474 million) of the total development cost of CSWA Cold Rolling Co. Ltd.

The following table sets out the unaudited net asset value of CSWA Cold Rolling Co., Ltd. as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net	Audited net profit	Audited net profit
asset value as at	before taxation (Note)	after taxation (Note)
30 November	31 December	31 December	31 December	31 December
2007	2006	2005	2006	2005
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

50.00	N/A	N/A	N/A	N/A

Note:	CSWA Cold Rolling Co., Ltd. has not commenced any operation.

- 19 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

Chinalco Southwest Aluminum Co., Ltd (Chinese Character) ("Chinalco SW Aluminum")

Chinalco SW Aluminum is a limited liability company established in the PRC on 16 September 2004. It is located in Chongqing City and principally engaged in metal fabrication. The annual aluminum fabrication capacity of Chinalco SW Aluminum is approximately 350,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Chinalco SW Aluminum was approximately 147,500 tonnes. Chinalco SW Aluminum is owned as to 60% by Chinalco and 40% by Southwest Aluminum (Group) Company Limited, an independent third party not connected with the Company or any of its Directors.

The following table sets out the unaudited net asset value of Chinalco SW Aluminum as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net	Audited net profit	Audited net profit
asset value as at	before taxation	after taxation
30 November	31 December	31 December	31 December	31 December
2007	2006	2005	2006	2005
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

695.13	50.09	7.29	50.09	7.29

Chinalco Henan Aluminum Company Limited (Chinese Character) ("Henan Aluminum")

Henan Aluminum is a limited liability company established in the PRC on 12 August 2005. It is located in Luoyang City, Henan Province and principally engaged in production and sales of aluminum and aluminum fabrication. The annual aluminum fabrication capacity of Henan Aluminum is approximately 355,000 tonnes. For the nine months ended 30 September 2007, the total volume of aluminum fabrication products produced by Henan Aluminum was approximately 128,000 tonnes. Henan Aluminum is owned, directly and indirectly, as to 84.02% by Chinalco and as to 10.54% by Luoyang City Economic Investment Co. Ltd, 4.37% by Yichuan Power Group Controlling Company and 1.07% by Luoyang Xinan Power Group Co.,Ltd., who are all independent third parties not connected with the Company or its Directors.

- 20 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

The following table sets out the unaudited net asset value of Henan Aluminum as at 30 November 2007 and its audited net profit before and after taxation for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Unaudited net	Audited net profit/(loss)	Audited net profit/(loss)
asset value as at	before taxation	after taxation
30 November	31 December	31 December	31 December	31 December
2007	2006	2005	2006	2005
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

785.27	3.96	(4.28)	9.10	(2.26)

The following table sets out the aluminum fabrication capacities of each of the fabrication plants of the Target Companies:

Aluminum Fabrication Plants	Annual Production capacity
(approximately tonnes)

Huaxi Aluminum	16,000
Chinalco Ruimin	120,000
CSWA Cold Rolling Co., Ltd. (under construction)	250,000
Chinalco SW Aluminum	350,000
Henan Aluminum	355,000

Total	1,091,000

- 21 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

The Primary Aluminum Production Plant

Lanzhou Liancheng Longxing Aluminum Company Limited (Chinese Character) ("Longxing Aluminum")

Longxing Aluminum is a limited liability company established in the PRC on 12 November 2007 upon the reorganization of Lanzhou Liancheng Aluminum Company Limited ("Liancheng Aluminum"). Upon the establishment of Longxing Aluminum, substantially all of core assets of Lanzhou Liancheng Aluminum Company Limited were transferred into Longxing Aluminum. Longxing Aluminum is located in Gansu Province and principally engaged in production and sales of primary aluminum ingots, aluminum products and carbon products. The annual primary aluminum production capacity of Longxing Aluminum is approximately 232,000 tonnes of primary aluminum and approximately 150,000 tonnes of carbon products. Longxing Aluminum is owned 100% by Chinalco.

The following table sets out the audited net asset value of Longxing Aluminum as at 30 November 2007 and its audited net profit before and after taxation of Liancheng Aluminum for the two financial years ended 31 December 2006 according to the PRC accounting standards.

Audited net	Audited net profit/(loss)	Audited net profit/(loss)
asset value as at	before taxation	after taxation
30 November	31 December	31 December	31 December	31 December
2007	2006	2005	2006	2005
RMB	RMB	RMB	RMB	RMB
(millions)	(millions)	(millions)	(millions)	(millions)

1,377.21	318.23	(96.36)	235.40	(56.21)

- 22 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

Financial information of the Target Companies

The following table sets out the combined net asset value of the Target Companies as at 30 November 2007 and the combined net profit/(loss) before and after taxation for the two financial years ended 31 December 2006 which were prepared based on the PRC accounting standards.

Combined net	Combined	Combined
value as at	net profit/(loss) before	net profit/(loss) after
asset value as at	taxation for the year ended	taxation for the year ended
	(Note 2)	(Note 3 )
	30 November	31 December	31 December	31 December	31 December
	2007	2006	2005	2006	2005
	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions

Target Companies	3,836	415.41	(63.69)	337.09	(21.55)

Notes:

1.

The combined net asset value of the Target Companies was calculated based on the respective unaudited balance sheets of Huaxi Aluminum, Chinalco Ruimin, CSWA Cold Rolling Co., Ltd., Chinalco SW Aluminum, Henan Aluminum and audited balance sheets of Longxing Aluminum as at 30 November 2007.

2.

The combined net profit before taxation of the Target Companies was calculated based on the respective audited accounts of Huaxi Aluminum, Chinalco Ruimin, Chinalco SW Aluminum, Henan Aluminum and Liancheng Aluminum (which was reorganized into Longxing Aluminum on 12 November 2007) for the 2 years ended 31 December 2006. CSWA Cold Rolling Co., Ltd. is currently under construction and no profit contribution from CSWA Cold Rolling Co., Ltd. has been included in the calculation of the combined net profit of the Target Companies.

3.

The combined net profit after taxation of the Target Companies was calculated based on the respective audited accounts of Huaxi Aluminum, Chinalco Ruimin, Chinalco SW Aluminum, Henan Aluminum and Liancheng Aluminum (which was subsequently reorganized into Longxing Aluminum on 12 November 2007) for the 2 years ended 31 December 2006. CSWA Cold Rolling Co., Ltd. is currently under construction and no profit contribution from CSWA Cold Rolling Co., Ltd. has been included in the calculation of the combined net profit of the Target Companies.

For the years ended 31 December 2005 and 31 December 2006, the Target Companies recorded net loss after taxation of approximately RMB21.55 million and net profit after taxation of approximately RMB337.09 million respectively, which represents a substantial improvement when comparing with same corresponding period last year. The unaudited combined net profit after taxation of the Target Companies was approximately RMB607.82 million for the nine months ended 30 September 2007. The combined total net asset value of the Target Companies was approximately RMB3,836 million as at 30 November 2007.

- 23 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

Reasons for and benefits of the Transfer

It is the intention of the Company to maintain the existing operations of the Target Companies after the Transfer. The Directors consider that the reasons and benefits of the Transfer are:

1.

Although alumina and primary production accounted for a substantial portion of the production of the Company, the industry chain of the Company is still not fully integrated. From the view point of the aluminum industry, aluminum fabrication is an important high-value-added part in the production chain. As the aluminum fabrication is only second to iron and steel in the fabrication industry, there is a big potential market for the future development of aluminum fabrication in the PRC. The Directors believe that the investment in aluminum fabrication will facilitate the Group to meet its development strategy.

2.

Acquisition of the Target Companies will enrich the production chain of the Company and reduce the exposure of the Company to operational risks as well as laying the foundation for future development of the Company. Currently, the production capacity of the Company are approximately 10.2 million tonnes of alumina, approximately 3.2 million tonnes of primary aluminum and approximately 0.2 million tonnes of aluminum fabrication per annum. Given the total annual aluminum fabrication capacities of the five aluminum fabrication plants are approximately 1.10 million tonnes, we concur with the Directors' view that, upon completion of the Transfer, the Group will increase its aluminum fabrication capacity from approximately 0.2 million tonnes to approximately 1.30 million tonnes, representing an increase of approximately 6.5 times.

3.

Upon completion of the acquisition of Target Companies, the Company would have acquired most of the aluminum fabrication business from Chinalco and upon centralization of the management of the aluminum fabrication business under the Company, this will reduce the competition as well as connected transactions between the Company and Chinalco and are advantageous to the strategic integration of aluminum fabrication business into the Company.

4.

The management of the Company had demonstrated solid expertise and proven track records in integrating newly acquired companies into the Group and enhancing the Group's efficiency in the past mergers and acquisitions. The Directors consider that the management of the Company will utilize their past experience and expertise in centralized resources management to enable the Group to optimize its allocation of raw materials, production and waste recycling after the Transfer.

5.

The acquisition of Longxing Aluminum will reduce the competition between the Company and Chinalco, and further strengthen the primary aluminum production capacity of the Company. The acquisition of Longxing Aluminum will also help develop the local economy where Longxing Aluminum is located. Given that the sustained growth in the PRC economy and the wide application of aluminum processing products, the Directors expect that, and we concur with their view that, higher demand for aluminum processing products generating from the local economy will benefit the Group in medium terms.

- 24 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

Save for the reasons and benefits stated above, we note from the A Share Prospectus that Chinalco had signed undertakings with the Company in November 2005 and April 2007, pursuant to which the Company has undertaken to Chinalco to acquire its primary aluminum fabrication business and primary aluminum production business when the market is mature and under favourable circumstances. Hence, the Transfer is in line with the Company's undertakings made to the Chinalco.

Taking into account of the reasons for and benefits of the Transfer described above, we concur with the views of the Directors that the Transfer can (i) reduce competition and connected transactions between the Company and Chinalco; (ii) enable the Group to optimize its allocation of raw materials, production and waste recycling; and (iii) is consistent with the Group's development strategy.

Given that the Transfer will also enrich the production chain of the Company and increase its primary aluminum production capacity, we therefore consider that the Transfer is in the interests of the Company and the Shareholders as a whole.

2.	The Consideration

The Directors have decided to bid the Target Equity Interests at the purchase price of RMB4,180 million (equivalent to approximately HK$4,460 million) ("Consideration") which will be satisfied in cash funded by the internal resources of the Group. As stated in the letter from the Board, the Consideration was assessed by the Company based on the aggregate net asset value attributable to the respective Target Equity Interests in the Target Companies and the unaudited accounts of the five aluminum fabrication plants and the audited accounts of Longxing Aluminum, the primary aluminum plant as at 30 November 2007, and the current and future earnings and business potential of the Target Companies.

Payment of the purchase price shall be made within 5 working days from the effective date of the Acquisition Agreement.

Comparable Companies analysis

If the Company is successful in the bidding, the Company will acquire from Chinalco the Target Equity Interests as a whole. In the light of above, when assessing the fairness and reasonableness of the Consideration, we consider to treat the Target Companies as a group instead of six individual companies.

To ascertain the fairness and reasonableness of the Consideration, we have conducted market comparison for our analysis and considered to apply the price-to-earnings ratio ("PER") and price-to-book ratio ("PBR") of other listed companies engaged in the similar principal businesses as those of the Target Companies. As the principal businesses of the Target Companies mainly involve aluminum fabrication, production and sale of primary aluminum products, primary aluminum ingots and carbon products, we are not able to identify listed companies whose principal business are perfectly comparable with the Target Companies.

- 25 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

To implement our PER and PBR analysis, we have selected 8 companies (the "Comparables") listed in Hong Kong and other stock exchanges in USA, India, Australia, Romania and Egypt whose scope of business and scale of operations in terms of the sizes of revenue and profits are similar to those of the Target Companies. We are of the view that the Comparables selected below are fair and representative samples. The followings set out the details of the Comparables including their respective stock code, principal businesses, PER and PBR in accordance with Bloomberg as at the Latest Practicable Date:

		Place		PER	PBR
Name of the Company	Stock Code	of listing	Principal businesses	(times)	(times)
				Note 1	Note 2

Alcoa Inc.	AA	USA	Produces primary aluminum, fabricated aluminum	11.31	14.43
			and alumina and participates in mining,
			refining, smelting, fabricating and recycling

Hindalco Industries Limited	HNDL	India	Smelts alumina into aluminum, manufactures	7.08	0.28
			of semi-fabricated rolled and extruded products

National Aluminum Co. Ltd.	NACL	India	Produces aluminum bauxite, aluminum hydrate,	12.06	0.74
			calcined alumina, aluminum ingots and
			aluminum wire rods

Madras Aluminum Co. Ltd	MAL	India	Manufactures aluminum, aluminum ingots,	7.81	0.63
			alloys, properzi rods, rolled products and
			extruded products

Aluminum Corporation of	2600	Hong Kong	Produces alumina and primary aluminum	28.11	2.32
China Limited
(the "Company")

Alumina Limited	AWC	Australia	Produces alumina	13.14	23.33

Alro SA	ALR	Romania	Produces aluminum ingots, wires, sheets and bars	1.36	1.22

Egypt Aluminum	ENAL	Egypt	Produces aluminum alloys, billets, wires,	18.73	3.32
			T-bars, slabs and sheets and semi finished goods
			including hot and cold rolled plates and strips

Average				12.45	5.78

Maximum				28.11	23.33

Minimum				1.36	0.28

Target Companies				11.00	1.34
				Note 3	Note 4

Source:	Bloomberg (except for the Target Companies)

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LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

Note:	(1)

The PER of the Comparables are calculated base on their respective closing prices on the Latest Practicable Date as quoted on the respective stock exchanges of the Comparables divided by the net profit after taxation disclosed in their respective published financial reports of the Comparables.

	(2)

The PBR of the Comparables are calculated base on their respective closing prices on the Latest Practicable Date as quoted on the respective stock exchanges of the Comparables divided by the net asset value disclosed in their respective published financial reports of the Comparables.

	(3)	Based on the Consideration divided by the combined net profit after taxation for the year ended 31 December 2006 attributable to the Target Equity Interests.

	(4)	Based on the Consideration divided by the combined net asset value as at 30 November 2007 attributable to the Target Equity Interests.

Shareholders should be noted that the businesses, operations and prospects of the Target Companies are not the same as those Comparables set out in the table above. Accordingly, the Comparables may not be fully comparable.

Shareholders should also be noted that the financial information of the Comparables were prepared in accordance with their respective local generally accepted accounting principles; therefore their PER and PBR may not be fully comparable. As such, this information should be referenced with care.

As shown in the above table, the PER of the Comparables ranged from 1.36 times to 28.11 times, with an average of approximately 12.45 times. The Consideration represents an implied PER of approximately 11.00 times the combined net profit after taxation of the Target Companies for the year ended 31 December 2006, which lies within the range and is slightly below the average of the PER of the Comparables; while the PBR represented by the Consideration of approximately 1.34 times lies at the lower range of those of the Comparables and is below the average of PBR of the Comparables.

Based on the above comparison, we considered that the implied PER and PBR attributable to the Target Companies represented by the Consideration is acceptable to the Group, and we are of the view that the Consideration is fair and reasonable so far as the Company and Independent Shareholders are concerned.

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LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

3.	Possible financial effects of the Transfer on the Group

Net asset value

According to the 2007 Annual Results Announcement of the Company, the Group recorded a net assets of approximately RMB57,944.15 million as at 31 December 2007. Based on the PRC accounting standards, the combined net asset value attributable to the Target Equity Interests as at 30 November 2007 was approximately RMB3,116.00 million. Upon completion of the Transfer, the net asset value of the Target Companies will be consolidated into the Group. According to the PRC accounting standards, the net asset value of the Group would be decreased by approximately RMB1,064.01 million, being the difference between the Consideration and the net asset value attributable to the Target Equity Interests as at 30 September 2007, which in turn represents a decrease in the net assets of the Group as at 31 December 2007 by approximately 1.84%. The amount of RMB1,064.01 million would be offset against the equity account of the Group and no goodwill will be shown in the Group's accounts. We consider the Transfer will only have negligible effect to the net asset value of the Group.

Earnings

According to the 2007 Annual Results Announcement of the Company, the Group recorded a profit attributable to equity holders of the Company of approximately RMB10,244.55 million for the year ended 31 December 2007. The Target Companies recorded net profits after taxation of approximately RMB607.82 million for the nine months ended 30 September 2007, representing approximately 5.93% of the profit attributable to equity holders of the Company for the year ended 31 December 2007.

Upon completion of the Transfer, the Target Companies will become directly-owned subsidiaries of the Company and their respective results will be consolidated into the accounts of the Group.

- 28 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

Working capital

According to the letter from the Board, the Transfer will be financed by the internal resources of the Group. According to the 2007 Annual Results Announcement of the Company, as at 31 December 2007, the Group has cash and cash equivalents of approximately RMB7,802.91 million, and the Consideration accounted for approximately 53.57% of such cash and cash equivalents.

In connection with the Transfer, the Company will also be responsible for an amount equals to approximately 37% (equivalent to RMB474 million) of the total development cost of CSWA Cold Rolling Co. Ltd. if the Company is successful in the bidding. The Directors advised that the amount will be used for the production facilities of CSWA Cold Rolling Co. Ltd., and the Company will inject RMB300 million and RMB174 million to CSWA Cold Rolling Co., Ltd. in the first and second half of 2008 respectively.

Given the Group's strong cash position and its total available credit facilities amounting to approximately RMB52.5 billion as at 30 September 2007, the Directors consider that, if the Company is successful in the bidding, the Group will have sufficient financial resources to fund the Consideration and the amount of RMB474 million which represents approximately 37% of the total development cost of CSWA Cold Rolling Co. Ltd. without affecting the normal operations of the Group.

Based on the aforementioned analysis, we are concur with the Directors that the Acquisition Agreement and the transactions contemplated therein are on normal commercial terms and is in the interests of the Company and its Shareholders as a whole.

RECOMMENDATION

Having taken into account the principal factors and reasons which include (i) background of and reasons for the Transfer; (ii) the Consideration; and (iii) possible financial effects of the Transfer on the Group, we are of the view that, if the Company is successful in the bidding, the entering into the Acquisition Agreement the terms of the Acquisition Agreement and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable so far as the Company and its Shareholders are concerned and that the Transfer is in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM to approve the Acquisition Agreement and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
BOCOM International (Asia) Limited
Liu Qiang
Deputy Chief Executive Officer

- 29 -

LETTER FROM BOCOM INTERNATIONAL (ASIA) LIMITED

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

2.	THE INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN THE SECURITIES OF THE COMPANY

As at the Latest Practicable Date, so far as the Company is aware, none of the Directors, Supervisors, chief executives or members of the senior management of the Company and their respective associates had any interest or short position in the Shares, underlying Shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short positions which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules to be notified to the Company and the Hong Kong Stock Exchange (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

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APPENDIX I	GENERAL INFORMATION

3.	THE INTERESTS OF SUBSTANTIAL SHAREHOLDERS IN THE SECURITIES OF THE COMPANY

As the Latest Practicable Date, so far as the Directors are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of the senior management of the Company, had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

Interests in Shares as at
the Latest Practicable Date

				Approximate	Approximate
				Percentage of	percentage of
				shareholding in	shareholding in
Name of				the relevant	the Company's
substantial	Class of	Number of		class of	total issued
shareholders	Shares	Shares held	Capacity	share capital	share capital

Aluminum Corporation	A Shares	5,649,217,045 (L)	Beneficial owner and	58.97% (L)	41.78% (L)
of China(1)			interests of controlled
corporation

China Cinda Asset	A Shares	900,559,074 (L)	Beneficial owner	9.40% (L)	6.66% (L)
Management
Corporation

China Construction	A Shares	709,773,136 (L)	Beneficial owner	7.41% (L)	5.25% (L)
Bank Corporation

Templeton Asset	H Shares	716,734,675 (L)	Investment manager	18.17% (L)	5.3% (L)
Management Limited

HSBC Holdings plc(2)	H Shares	312,178,750(L)	Interests of controlled	7.91% (L)	2.31% (L)
corporations

		345,200,612 (S)		8.75% (S)	2.55% (S)

J.P. Morgan Fleming			Investment manager
Asset Management			and interests of
Holdings Inc.(3)	H Shares	249,024,000 (L)	controlled corporations	6.31% (L)	1.84% (L)

- 31 -

APPENDIX I	GENERAL INFORMATION

Notes:

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

(1)

These interests represented a direct interest of 5,214,407,195 A Shares held by Chinalco and an aggregate interests in 434,809,850 A Shares held through various subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd, 79,472,482 A Shares held by Lanzhou Aluminum Factory and 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design & Research Institute.

(2)	These shares were held by HSBC Holdings plc through its controlled corporations.

Among the 312,178,750 shares held in the long position, 82,347,000 shares were held by HSBC Financial Products (France), 229,588,000 shares were held by The Hongkong and Shanghai Banking Corporation Limited and 243,750 shares were held by Hang Seng Bank Trustee International Limited.

The short positions in 345,200,612 shares were held by The Hongkong and Shanghai Banking Corporation Limited.

(3)

These H shares were held by J.P. Morgan Fleming Asset Management Holdings Inc. through its controlled corporations, of which 237,364,000 H shares were held by JF Asset Management Limited in the capacity of investment manager and 11,660,000 shares were held by JF International Management Inc.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial Shareholder of the Company.

- 32 -

APPENDIX I	GENERAL INFORMATION

4.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered or proposed to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

5.	COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them was a controlling shareholder).

6.	MATERIAL LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was engaged in any litigation or claims of material importance which will have a material adverse impact on the Group and, as far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against any member of the Group which will have a material adverse impact on the Group.

7.	DIRECTORS' INTERESTS IN ASSETS AND/OR CONTRACTS AND OTHER INTERESTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

- 33 -

APPENDIX I	GENERAL INFORMATION

8.	CONSENT AND QUALIFICATION OF EXPERT

The following are the qualifications of the professional adviser who has given the Company an opinion or provided advice referred to or contained in this circular:

Name	Qualifications

BOCOM International (Asia) Limited

the independent financial adviser to the Independent Board and the Independent Shareholders of the Company and a corporation licensed to conduct type 1 (dealing on securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap. 571)

As at the Latest Practicable Date, BOCOM International (Asia) Limited does not have any shareholding interest in any member of the Group or any right to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, BOCOM International (Asia) Limited does not have any direct or indirect interest in any assets which has been, since 31 December 2007, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

BOCOM International (Asia) Limited has given and has not withdrawn its written consents to the issue of this circular with the inclusion of their letter, report and references to its names included in this circular in the form and context in which they respectively included.

9.	NO MATERIAL ADVERSE CHANGE

Since 31 December 2007, being the date to which the latest published audited accounts of the Company have been made up, there have been no material adverse changes in the financial and trading position of the Group.

- 34 -

APPENDIX I	GENERAL INFORMATION

10.	MISCELLANEOUS

(a)

The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(b)

Pursuant to the waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company, the Company has arranged Mr. Wang Jianhua, an associate member of the Association of Chartered Certified Accountants and a certified public accountant of the Chinese Institute of Certified Public Accountants, to provide assistance to Mr. Chen Jihua in the discharge of his duties as the qualified accountant under the Listing Rules.

(c)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(d)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e)	The English text of this circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

- 35 -

APPENDIX II	PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 81 of the Articles of Association, a poll may be demanded at the EGM, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

- 36 -

NOTICE OF EGM

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 9 May 2008 at 10:00 a.m. for the purpose of considering, and if thought fit, passing with or without modifications, the following resolution. Unless otherwise indicated, capitalised terms used in this notice and the following resolution shall have the same meanings as those defined in the circular of the Company dated 25 March 2008 :

ORDINARY RESOLUTION

"THAT

The bidding by the Company of the Target Equity Interests (as defined in the Circular) at China Beijing Equity Exchange and upon such bidding being successful, the entering into of the Acquisition Agreement in respect of the Target Equity Interests between the Company and Chinalco and the terms and transactions contemplated thereunder be and are hereby approved and confirmed; and the Directors be and are hereby generally authorised to do all such acts and things and execute such documents which they consider necessary or expedient for the implementation and giving effect to the Acquisition Agreement and the transactions contemplated thereunder."

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

25 March 2008
Beijing, the PRC

* For identification purpose only.

- 37 -

NOTICE OF EGM

Notes:

(a)

The H Share register of members of the Company will be closed from Wednesday, April 9, 2008 to Friday, May 9, 2008, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H shares whose names appear on the register of members of the Company on Tuesday, April 8, 2008 at 4:00 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Tuesday, April 8, 2008.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e. no later than Friday, April 18, 2008.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District,
Beijing, The People's Republic of China
Postal Code: 100082
Tel: 86-10-8229 8103
Fax: 86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

- 38 -

NOTICE OF EGM

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/ her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the license issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	Chinalco and its associates will abstain from voting.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary